UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
10113707
(CUSIP Number of Class of Securities)
Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee
$22,734,959*	$698**

*	Estimated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, solely for the purpose of calculating the filing fee based upon the maximum number of shares of Common Stock covered by deferred stock units issuable in connection with the exchange offer (1,459,240) and the average of the high and low prices of the Common Stock on the New York Stock Exchange on May 15, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities and Exchange Act of 1934, as amended by Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million dollars of the value of the transaction.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $698	Filing Party: Boston Scientific Corporation

	Form or Registration No.: 005-43484	Date Filed: May 22, 2007
☐ Check the box if the filing relates solely to communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 4 supplements and amends the Tender Offer Statement on Schedule TO filed by Boston Scientific Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 22, 2007, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto filed with the SEC, respectively, on May 30, 2007, June 6, 2007 and June 15, 2007 (collectively, the “Schedule TO”), relating to an offer by the Company to exchange certain outstanding eligible stock options to purchase shares of the Company’s common stock, par value $0.01 per share, for deferred stock units that will be granted under the Company’s 2003 Long-Term Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.
The information, including all schedules and annexes thereto, which was previously filed with the Schedule TO is hereby expressly incorporated herein by reference into this Amendment No. 4, except that such information is hereby supplemented and amended to the extent specifically provided herein. This Amendment No. 4 is made to report the results of the tender offer.
ITEM 4.   TERMS OF THE TRANSACTION
Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following:
“The offer to exchange made by the Company pursuant to Schedule TO expired at 11:59 p.m., Eastern Daylight Savings Time, on June 19, 2007. Pursuant to the offer, the Company accepted for exchange options to purchase an aggregate of 6,591,312 shares of our common stock, representing 77% of eligible options for approximately 8,524,300 shares that were eligible to be tendered in the offer to exchange. Subject to the terms and conditions of the offer to exchange, the Company will grant 1,114,582 deferred stock units in exchange for such tendered options.”
ITEM 12.   EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)*	Offer to Exchange, dated May 22, 2007

(a)(1)(B)*	Form of Election Form

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Mellon Welcome and Login Screens

(a)(1)(E)*	Form of Election Screen

(a)(1)(F)*	Form of Confirmation Screen

(a)(1)(G)*	Form of Summary Screen

(a)(1)(H)*	Form of Online Information About the Exchange

(a)(1)(I)*	Form of Online Exchange Instructions

(a)(1)(J)*	Form of Online Election Form and Terms and Conditions

(a)(1)(K)*	Form of Supplemental Frequently Asked Questions

(a)(1)(L)*	Form of Stock Option Exchange Program At-a-Glance

(a)(1)(M)*	Form of Deferred Stock Unit Award under Boston Scientific Corporation 2003 Long-Term Incentive Plan

(a)(1)(N)*	Form of Communication from Jim Tobin, the Company’s President and Chief Executive Officer, Lucia Quinn, the Company’s Executive Vice President, Human Resources, to Eligible Employees, dated May 22, 2007, regarding “Announcement of Option Exchange Offer”

(a)(1)(O)*	Form of Boston Scientific Stock Option Exchange Program Portal PIN Delivery Communication

(a)(1)(P)*	Form of Reminder of Expiration of Boston Scientific Stock Option Exchange Program

(a)(1)(Q)*	Form of Communication to Eligible Employees Announcing Cancellation of Boston Scientific Stock Option Exchange Program

(a)(1)(R)*	Form of Confirmation of Participation in the Boston Scientific Stock Option Exchange Program

(a)(1)(S)*	Form of Communication regarding the Results of the Boston Scientific Stock Option Exchange Program

(a)(1)(T)*	Form of Communication regarding Webinar Schedule

(a)(1)(U)*	Form of Exchange Program Worksheet

(a)(1)(V)*	Boston Scientific Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference

(a)(1)(W)*	Boston Scientific Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 9, 2007 and incorporated herein by reference

(a)(1)(X)*	Boston Scientific Corporation Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 11, 2007 and incorporated herein by reference

(a)(1)(Y)*	Form of Australia Specific Documents

(a)(1)(Z)*	Form of Belgium Specific Documents

(a)(1)(AA)*	Form of Hungary Specific Documents

(a)(1)(BB)*	Form of Webinar

(a)(1)(CC)*	Form of Exchange Program Individual Worksheet

(a)(1)(DD)*	Form of Communications regarding amendment to Offer to Exchange

(b)	Not applicable

(d)(1)*	Boston Scientific Corporation 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(2)*	Boston Scientific Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1 to the Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(3)*	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2000 Long Term Incentive Plan, (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(d)(4)*	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2003 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(g)	Not applicable

(h)	Not applicable

*	Exhibits previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON SCIENTIFIC CORPORATION
By:	/s/ Lawrence J. Knopf
Lawrence J. Knopf
Vice President and Assistant General Counsel

Dated: June 20, 2007

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)*	Offer to Exchange, dated May 22, 2007

(a)(1)(B)*	Form of Election Form

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Mellon Welcome and Login Screens

(a)(1)(E)*	Form of Election Screen

(a)(1)(F)*	Form of Confirmation Screen

(a)(1)(G)*	Form of Summary Screen

(a)(1)(H)*	Form of Online Information About the Exchange

(a)(1)(I)*	Form of Online Exchange Instructions

(a)(1)(J)*	Form of Online Election Form and Terms and Conditions

(a)(1)(K)*	Form of Supplemental Frequently Asked Questions

(a)(1)(L)*	Form of Stock Option Exchange Program At-a-Glance

(a)(1)(M)*	Form of Deferred Stock Unit Award under Boston Scientific Corporation 2003 Long-Term Incentive Plan

(a)(1)(N)*	Form of Communication from Jim Tobin, the Company’s President and Chief Executive Officer, Lucia Quinn, the Company’s Executive Vice President, Human Resources, to Eligible Employees, dated May 22, 2007, regarding “Announcement of Option Exchange Offer”

(a)(1)(O)*	Form of Boston Scientific Stock Option Exchange Program Portal PIN Delivery Communication

(a)(1)(P)*	Form of Reminder of Expiration of Boston Scientific Stock Option Exchange Program

(a)(1)(Q)*	Form of Communication to Eligible Employees Announcing Cancellation of Boston Scientific Stock Option Exchange Program

(a)(1)(R)*	Form of Confirmation of Participation in the Boston Scientific Stock Option Exchange Program

(a)(1)(S)*	Form of Communication regarding the Results of the Boston Scientific Stock Option Exchange Program

(a)(1)(T)*	Form of Communication regarding Webinar Schedule

(a)(1)(U)*	Form of Exchange Program Worksheet

(a)(1)(V)*	Boston Scientific Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on March 1, 2007 and incorporated herein by reference

(a)(1)(W)*	Boston Scientific Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 9, 2007 and incorporated herein by reference

(a)(1)(X)*	Boston Scientific Corporation Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on May 11, 2007 and incorporated herein by reference

(a)(1)(Y)*	Form of Australia Specific Documents

(a)(1)(Z)*	Form of Belgium Specific Documents

(a)(1)(AA)*	Form of Hungary Specific Documents

(a)(1)(BB)*	Form of Webinar

(a)(1)(CC)*	Form of Exchange Program Individual Worksheet

(a)(1)(DD)*	Form of Communications regarding amendment to Offer to Exchange

(b)	Not applicable

(d)(1)*	Boston Scientific Corporation 2003 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2003 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(2)*	Boston Scientific Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1999, Exhibit 10.18 to the Annual Report on Form 10-K for the year ended December 31, 2001, Exhibit 10.1 to the Current Report on Form 8-K dated December 22, 2004 and Exhibit 10.3 to the Current Report on Form 8-K dated May 9, 2005, File No. 1-11083).

(d)(3)*	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2000 Long Term Incentive Plan, (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(d)(4)*	Form(s) of Stock Option Agreement under Boston Scientific Corporation 2003 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 and 10.2 to the Current Report on Form 8-K, SEC File No. 1-11083, filed with the Securities and Exchange Commission on December 10, 2004)

(g)	Not applicable

(h)	Not applicable

*	Exhibits previously filed